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SEC FILE NUMBER
0-24216

CUSIP NUMBER
45245E109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IMAX CORPORATION

Full Name of Registrant

Former Name if Applicable
2525 SPEAKMAN DRIVE

Address of Principal Executive Office (Street and Number)
MISSISSAUGA, ONTARIO L5K 1B1

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	2.	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	3.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
On March 16, 2007, IMAX Corporation (the “Company”) announced that its management and the Audit Committee of the Board of Directors are evaluating certain identified accounting errors with a currently expected impact of approximately $2.5 million in the aggregate during the past six years. The Company expects to file restated financial statements for certain periods during those years. The Company and its auditors, PricewaterhouseCoopers LLP, remain in the process of analyzing the errors. The estimated $2.5 million in errors that occurred during 2001-2006 relate to the accounting treatment of certain costs previously capitalized that should have been expensed as incurred and unrecorded branch-level interest taxes, as well as certain adjustments for errors determined to have been immaterial and previously identified in the related periods. The Company is also evaluating the effect of these matters on its internal control over financial reporting and expects to report material weaknesses with respect to certain of these matters. In light of these matters, the Company requires additional time to prepare its financial statements.
The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 on or before March 30, 2007. This intention is based on management assumptions and existing information and involves certain risks and uncertainties and the Company makes no assurances that it will ultimately do so.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert D. Lister	(212) 821-0142

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑   Yes      ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑   Yes      ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III, the Company’s management and the Audit Committee of the Board of Directors are evaluating certain identified accounting errors. The Company expects to file restated financial statements for certain periods during the past six years. In light of these matters, the Company requires additional time to prepare its financial statements. Accordingly, at this time, the Company is unable to estimate the amount of any changes in its results of operations from the corresponding period for the last fiscal year.

IMAX CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2007	By:	/s/ “Robert D. Lister”
		Name:	Robert D. Lister
		Title:	General Counsel

	By:	/s/ “G. Mary Ruby”
		Name:	G. Mary Ruby
		Title:	Corporate Secretary